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                                             File No. 70-9417


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                  CERTIFICATE OF NOTIFICATION

            Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                  NEW ENGLAND ELECTRIC SYSTEM


     It is hereby certified that as of January 29, 1999, certain transactions covered by the Application/Declaration on Form U-1 and amendments thereto, File No. 70-9417, and in the Order of the Securities and Exchange Commission with respect thereto dated January 27, 1999 (HCAR No. 26969) have been carried out, in accordance with the terms and conditions of and for the purposes represented in said Form U-1 and the Order of the Commission.

     Metrowest Realty LLC (the Property Company) was organized as a Delaware limited liability company with New England Electric
System (NEES) as the sole member.

     NEES made investments in the Property Company in the amounts of a capital contribution of one million dollars and open account advances of ten million dollars.

     The Property Company purchased the headquarters complex on Research Drive, Westborough, Massachusetts, from John Hancock
Mutual Life Insurance Company for $8,064,000.

     The Property Company purchased the service building on Salem
Turnpike (Route 114), North Andover, Massachusetts from John
Hancock for $2,936,000.

     The required "past tense" opinion of counsel is attached hereto as Exhibit I.

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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification (Commission's File No. 70-9417) to be signed on its behalf by the undersigned officer thereunto duly authorized.

                              NEW ENGLAND ELECTRIC SYSTEM


                                  s/John G. Cochrane
                              By

                                 John G. Cochrane
                                 Treasurer


Dated: February 5, 1999



     The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.